PINE VALLEY ANNOUNCES MANAGEMENT CHANGE

VANCOUVER, BRITISH COLUMBIA, June 22, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces that the Board of Directors has accepted the resignation of Graham Mackenzie from the position of President and CEO. Mr. Mackenzie advised the Board that he is resigning from his position in the management of the Company for personal reasons. Mr. Mackenzie and the Board will work to determine a mutually acceptable effective date for the resignation; however, Mr. Mackenzie will remain as a director of the Company.

Pine Valley also announces that Robert (Bob) Bell, who currently serves as its Executive Vice President and Chief Operating Officer, will become President and CEO effective upon Mr. Mackenzie’s resignation.  Mr. Bell is an industry veteran who has held a variety of engineering, operations, finance and marketing positions over his 25-year career in the mining industry.  Before joining the Company in February 2006, Mr. Bell served as Vice President, Marketing for Luscar Ltd. where he was responsible for the marketing of all of Luscar’s metallurgical coal for a number of years, along with his other duties.   Mr. Roy Fougere, currently the Assistant Mine Manager, has been appointed General Manager of the Willow Creek mine responsible for all site operations.  Mr. Fougere has extensive engineering, project, and operations experience that make him well suited to his new position.

Mr. Jeffrey Fehn, Chairman of the Board, said, “Graham’s leadership and hands-on approach have made a major contribution to the Company over the last three years. During this time, Graham has overseen the completion of the Willow Creek mine and construction of a mining infrastructure that will allow us to broaden our product offerings and more than double our annual production capacity.  He has also played a key role in bringing our coal to the market, building our management team, and positioning the Company to achieve a profitable future.

“We thank Graham for his dedication and achievements and pass along our best wishes for future success. We are also very pleased that Pine Valley will continue to have the benefit of Graham’s expertise and experience through his continued service as a member of our Board of Directors.”

Commenting on the Board of Directors’ appointment of Bob Bell as the Company’s new President and CEO, Mr. Fehn said “Bob’s broad experience in the coal industry at a senior management level is a real asset to the Pine Valley team.  His recent marketing and sales experience is highly important at this stage of the Company’s development but his engineering and operations background, along with his experience in finance, leadership roles in industry organizations, major commercial contract negotiations and corporate governance, also make him well suited to his new role.”

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Martin Rip”

Martin Rip

Vice President, Finance, Chief Financial Officer and Secretary

Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

    and Commercial Operations

Vice President, Finance, CFO and Secretary

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com